Exhibit 99.1

Release

Frankfurt am Main	31 January 2013

Implementation of new strategy with significant impact on 2012 results

Update on Strategy 2015+

•	Management proceeds with implementation of new strategy, including establishing Non-Core Operations Unit (NCOU) and executing Operational Excellence Program (OpEx).

•

Actions taken are reflected in specific accounting effects, notably impairments of goodwill and other intangible assets and further specific charges. The results were also impacted by significant litigation related charges. Together, these items resulted in a EUR 2.6 billion loss before income taxes in 4Q2012.

•

4Q2012 income before income taxes (IBIT), after adjusting for the impairments of goodwill and other intangible assets and significant litigation related charges, which together amount to EUR 2.9 billion, was EUR 0.3 billion, to which the Core Bank contributed EUR 1.0 billion.

•	2012 IBIT, after adjusting for the aforementioned charges, which together amount to EUR 3.5 billion for the full year, was EUR 4.9 billion, to which the Core Bank contributed EUR 6.5 billion.

•

At the same time management has accelerated capital formation and de-risking, which resulted in a pro-forma Basel 3 fully-loaded Core Tier 1 capital ratio of 8.0% at 31 December 2012. Management now aims to achieve 8.5% as of 31 March 2013.

•	OpEx on track with EUR 0.4 billion of savings realized in second half of 2012

•	Implementation of a clear framework for a deep long-term cultural change

•	Creation of sustainable and respected compensation practices

•	Full year variable compensation relative to revenues decreased to longtime low of 9%

•	Cash dividend of EUR 0.75 per share recommended

Full year 2012 results

•	IBIT was EUR 1.4 billion (2011: EUR 5.4 billion), net income was EUR 0.7 billion (2011: EUR 4.3 billion)

•	Revenues were EUR 33.7 billion, up from EUR 33.2 billion in 2011

•

Noninterest expenses of EUR 30.6 billion, which was an increase of EUR 4.6 billion, were significantly impacted by EUR 1.9 billion impairments of goodwill and other intangible assets, EUR 1.6 billion of significant litigation related charges, and further specific items

Issued by Investor Relations of Deutsche Bank AG Taunusanlage 12, 60325 Frankfurt am Main Phone +49 69 910 35395, Fax +49 69 910 38591	Internet: www.db.com/ir E-Mail: db.ir@db.com

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•	Pre-tax return on average active equity (RoE) of 2.4% in 2012 (2011: 10.3%)

•	Cost/income ratio of 90.8% (2011: 78.2%)

•	Basel 2.5 Core Tier 1 ratio at 11.6% as of 31 Dec 2012 (2011: 9.5%)

Fourth quarter 2012 results

•	Loss before income taxes was EUR 2.6 billion (4Q2011: loss before income taxes of EUR 0.4 billion), net loss was EUR 2.2 billion (4Q2011: net profit of EUR 0.2 billion)

•	Revenues were EUR 7.9 billion, up 14% versus 4Q2011 (EUR 6.9 billion)

•

Noninterest expenses of EUR 10.0 billion, which was an increase of EUR 3.3 billion, were significantly impacted by EUR 1.9 billion impairments of goodwill and other intangible assets, EUR 1.0 billion of significant litigation related charges, and further specific items

Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) today reported preliminary unaudited figures for 4Q2012 and the full year 2012 and provides progress update on Strategy 2015+.

Jürgen Fitschen and Anshu Jain, Co-Chairmen of the Management Board and the Group Executive Committee, said: “This is the most comprehensive reconfiguration of Deutsche Bank in recent times. With the launch of Strategy 2015+ in September, we embarked upon the path of deliberate but sometimes uncomfortable change in order to deliver long term, sustainable success for the Bank. Simultaneously, we set the bank on course for fundamental cultural change. This journey will take years, not months.

While several actions taken to mobilize Strategy 2015+ had an expected material impact on our fourth quarter financial results, we are encouraged by the initial results, especially with the achievement of an 8.0% pro-forma Basel 3 fully-loaded Core Tier 1 ratio. This is equivalent to an equity raising of at least EUR 8 billion for the year 2012. Our business divisions achieved strong operating results and we made good progress in our Operational Excellence Program, achieving some EUR 400 million of savings in the second half of 2012.”

During 4Q2012, Deutsche Bank proceeded with the implementation of its Strategy 2015+, announced in September. As at 31 December 2012, the Bank’s pro-forma Basel 3 fully-loaded Core Tier 1 ratio was 8.0%, compared to less than 6% at the end of 2011, significantly above the Bank’s communicated target of 7.2% for year-end 2012. This development predominantly reflects strong delivery on portfolio optimization and de-risking of non-core activities, as well as model and process enhancements. The Bank raised its Basel 2.5 Tier 1 capital ratio to 15.3%, its highest level ever, up from 12.9% at the end of 2011.

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In the second half of 2012, the Bank achieved a reduction in Basel 3 risk weighted asset equivalents of EUR 80 billion since 30 June 2012, versus our communicated target of EUR 90 billion for 31 March 2013.

As a result, Deutsche Bank raises its target for the Basel 3 fully-loaded Core Tier 1 capital ratio from 8.0% to 8.5% for 31 March 2013.

Underlying performance in the Bank’s core businesses was strong. Group net revenues were EUR 33.7 billion in 2012, up from EUR 33.2 billion in the prior year. Provision for credit losses was EUR 1.7 billion in 2012, down from EUR 1.8 billion in 2011. Full year IBIT for the Group, after adjusting for the impairment of goodwill and other intangible assets and significant litigation related charges, which together amount to EUR 3.5 billion, was EUR 4.9 billion, to which the Core Bank contributed EUR 6.5 billion.

For 4Q2012, IBIT, after adjusting for the aforementioned charges, which together amount to EUR 2.9 billion, was EUR 0.3 billion, to which the Core Bank contributed EUR 1.0 billion.

As anticipated, several decisions taken by the Bank in the context of the mobilization of Strategy 2015+ had a material impact on 4Q2012 financial results. In 4Q2012 the Bank took impairment charges on goodwill and other intangible assets of EUR 1.9 billion, primarily relating to businesses acquired by Corporate Banking & Securities (CB&S) and Asset and Wealth Management (AWM) prior to 2003 and to businesses assigned to the NCOU. The impairment charges reflect the implementation of strategic initiatives, including accelerated de-risking of non-core activities, implementation of OpEx and the introduction of a new divisional structure including the creation of a dedicated NCOU. They also reflect the impact of market conditions on parameters underlying the valuation of these business units. The goodwill and intangibles impairment charges did not impact the Bank’s pro-forma Basel 3 fully-loaded Core Tier 1 ratio.

In 4Q2012 the Bank also took EUR 1.0 billion of significant litigation related charges (significant meaning charges larger than EUR 100 million), reflecting adverse court rulings and developments in regulatory investigations.

Noninterest expenses increased by EUR 3.3 billion to EUR 10.0 billion compared to 4Q2011, significantly impacted by EUR 1.9 billion impairments of goodwill and other intangible assets and EUR 1.0 billion of significant litigation related charges. Noninterest expenses adjusted for these items were EUR 7.1 billion compared to

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EUR 6.4 billion in 4Q2011. Adjusted noninterest expenses in 4Q2012 included further specific items of EUR 0.9 billion, comprising EUR 0.4 billion of cost-to-achieve (CtA) related to OpEx and the integration of Postbank and other charges related to the turnaround measures in the Bank’s commercial banking activities in the Netherlands and a write-down of IT in AWM. The Bank met the published objectives of OpEx for year-end 2012, achieving savings of EUR 0.4 billion in the second half of 2012.

The Bank reported a loss before income taxes for 4Q2012 of EUR 2.6 billion (4Q2011: loss before income taxes of EUR 0.4 billion) and a net loss of EUR 2.2 billion (4Q2011: net income of EUR 0.2 billion). For the full year 2012, Deutsche Bank’s IBIT was EUR 1.4 billion (2011: EUR 5.4 billion); 2012 net income was EUR 0.7 billion (2011: EUR 4.3 billion).

The management is determined to bring about deep cultural change at Deutsche Bank. Short term measures are an overhaul of the compensation practices and the continued tightening of the control environment. The Bank significantly reduced the bonus pool. Full year variable compensation is down to 9% of revenues – the lowest level for many years. Additionally, the Compensation Panel, chaired by Jürgen Hambrecht, made a series of recommendations which played a part already in the 2012 compensation. The Panel recommended, for example, that the Bank reduces deferrals, thus reducing the compensation cost for future years. It also advised that measures of performance for clients play a greater role in performance management assessments. Longer term measures towards achieving deep cultural change include issues like client integrity, operational discipline and cross-silo cooperation. These areas of focus were identified by conducting the most comprehensive dialogue with employees in recent years.

The Management Board and the Supervisory Board will propose a cash dividend of EUR 0.75 per share for 2012 at the Annual General Meeting on 23 May 2013.

Unaudited preliminary results

	4Q2012			4Q2011
In € m.	Group	Core Bank[1]	NCOU[2]	Group	Core Bank[1]	NCOU[2]
Revenues	7,868	7,870	(3)	6,899	7,311	(412)
Provision for credit losses	434	329	105	540	404	136
Total noninterest expenses	10,003	9,030	973	6,710	5,681	1,029
Noninterest expenses (adjusted)3, [4]	7,148	6,564	584	6,433	5,685	748
Income (loss) before income taxes (adjusted)	287	978	(692)	(74)	1,223	(1,297)

Impairment of Goodwill and Intangibles	1,855	1,455	400	—	—	—
Significant litigation related charges[5]	1,000	1,000	—	277	—	277

Income (loss) before income taxes (reported)	(2,569)	(1,477)	(1,092)	(351)	1,223	(1,574)

Net income (loss)	(2,153)			186

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	FY 2012			FY 2011
In € m.	Group	Core Bank[1]	NCOU[2]	Group	Core Bank[1]	NCOU[2]
Revenues	33,741	32,683	1,058	33,228	32,349	879
Provision for credit losses	1,721	1,087	634	1,839	1,455	385
Total noninterest expenses	30,623	27,874	2,749	25,999	23,445	2,554
Noninterest expenses (adjusted)3, [4]	27,133	25,060	2,073	25,722	23,431	2,291
Income (loss) before income taxes (adjusted)	4,887	6,536	(1,649)	5,667	7,464	(1,797)

Impairment of Goodwill and Intangibles	1,865	1,465	400	—	—	—
Significant litigation related charges[5]	1,625	1,316	309	277	—	277

Income (loss) before income taxes (reported)	1,397	3,755	(2,358)	5,390	7,464	(2,074)

Net income (loss)	665			4,326

1)	Core Bank includes CB&S, GTB, AWM , PBC and C&A
2)	Non-Core Operations Unit
3)	Noninterest expenses (adjusted) reflect noninterest expenses excl. impairment of goodwill and other intangibles as well as significant litigation related charges
4)	Noninterest expenses (adjusted) include non-controlling interest
5)	Significant meaning charges larger than €100 million

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Capital, Liquidity and Funding

Group
in € bn (unless stated otherwise)	Dec 31, 2012	Sep 30, 2012	Dec 31, 2011
T1 capital ratio[1] (in %)	15.3%	14.2%	12.9%
CT1 capital ratio[1] (in %)	11.6%	10.7%	9.5%
Risk-weighted assets	334	366	381
Liquidity reserves[2,3]	>230	224	223

Total assets (IFRS)	2,012	2,186	2,164

Total assets (adjusted)	1,199	1,281	1,267

Leverage ratio (adjusted)	21	21	21

1)	based on Basel 2.5
2)	Dec 2011 & Sep 2012 excluding Postbank, Dec 2012 including Postbank liquidity reserves in excess of €25 bn
3)	An increase of € 8.1bn in Dec 2012, € 7.5bn in Sep 2012 and € 3.9bn in Dec 2011 has been made to ensure a consistent recognition of liquidity reserves which cannot be freely transferred across the group, but which are available to mitigate stress outflows in the entities in which they are held

The Bank’s Basel 2.5 Core Tier 1 capital was 11.6% at the end of 4Q2012, up from 10.7% at the end of 3Q2012. The increase in our Core Tier 1 capital ratio was largely driven by EUR 32 billion lower RWA as well as reduced securitization capital deduction items both a result of our successful targeted management action and de-risking program.

The Basel 3 pro-forma Core Tier 1 capital ratio of 8.0% as of 31 December 2012 reflects EUR 55 billion of risk mitigation in 4Q2012 including the above mentioned Basel 2.5 effects.

Liquidity reserves were in excess of EUR 230 billion with approximately 50% being in cash and cash equivalents. Starting December 2012 the definition of the group wide liquidity reserves includes reserves held on a Postbank AG level, which contributed in excess of EUR 25 billion at year-end.

Over the course of 4Q2012 we raised a further EUR 1.9 billion of debt funding taking the total term funding to EUR 17.9 billion. The average spread of our issuance over the relevant floating index was 64bps for the full year 2012 with an average tenor of 4.2 years.

In 2013, we have modest refinancing needs of up to EUR 18 billion which we intend to raise through a variety of funding channels including benchmark issuances, private placements as well as retail networks.

Leverage ratio (adjusted) remained materially unchanged at 21 compared to the previous quarter, as a EUR 82 billion reduction in adjusted assets was offset by lower total equity (adjusted).

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Segment Results

In 4Q2012, the Bank implemented its new segment structure, which includes the formal establishment of a new business division called Non-Core Operations Unit (NCOU). The NCOU has been created by the reassignment of management responsibilities for non-core operations and the allocation of portfolios and individual assets that qualified under the selection criteria of the NCOU. The new segment structure also led to an integrated Asset & Wealth Management (AWM) division, which now also includes the former Corporate Banking & Securities (CB&S) passive and third-party alternative assets businesses such as exchange traded funds (ETFs). Previously reported financial data has been restated from Dec 2010 onwards in accordance with the new segment structure.

Corporate Banking & Securities (CB&S)

in € m. (unless stated otherwise)	4Q2012	3Q2012	4Q2011	FY2012	FY2011
Net revenues	3,430	4,002	2,397	15,648	14,109
Provision for credit losses	58	23	49	121	90
Noninterest expenses	3,918	2,861	2,036	12,580	10,341
Noncontrolling interest	2	9	1	17	21

Income (loss) before income taxes	(548)	1,109	310	2,931	3,657

Cost/income ratio	114%	71%	85%	80%	73%
Pre-tax return on average active equity	(13)%	24%	9%	16%	25%

Fourth quarter 2012

Net revenues increased by EUR 1.0 billion, or 43%, compared to 4Q2011. Net revenues included EUR 516 million related to the impact of a refinement in the calculation methodology of the Debt Valuation Adjustment (DVA) on certain derivative liabilities in 4Q2012. Excluding the impact of DVA, net revenues increased by EUR 517 million, or 22%, compared to 4Q2011. The main driver for the improvement were Origination and Advisory net revenues, which increased by EUR 271 million, or 63%, compared to 4Q2011, mainly due to higher Debt and Equity Origination revenues, reflecting increased corporate debt issuance and ECM activity respectively. Furthermore, Sales & Trading (debt and other products) net revenues increased by EUR 157 million, or 12%, compared to 4Q2011, despite a loss of EUR 186 million in 4Q2012 relating to Credit Valuation Adjustment (CVA) due to the impact of a refinement in the calculation methodology and RWA mitigation. The increase was mainly due to higher flow product revenues in Credit, reflecting improved market conditions.

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Noninterest expenses increased by EUR 1.9 billion, or 92%, compared to 4Q2011. The current quarter included EUR 1.2 billion impairment of intangible assets. Excluding the impairment of intangible assets, noninterest expenses increased by EUR 708 million, driven by higher litigation related charges, CtA related to OpEx in 4Q2012, and higher performance related compensation due to a higher deferral rate in 2011. In addition, adverse foreign exchange rate movements contributed to the increase in expenses compared to 2011. Increases were partly offset by lower non-performance compensation related costs reflecting the implementation of OpEx.

Compared to 3Q2012 noninterest expenses increased by EUR 1.1 billion, also primarily driven by the aforementioned impairment of intangible assets and litigation related charges. Excluding this impairment, noninterest expenses decreased by EUR 117 million, or 4% compared to 3Q2012, driven by lower CtA related to OpEx, and efficiency savings including lower compensation expenses reflecting the implementation of OpEx.

Income before Income taxes decreased by EUR 858 million compared to 4Q2011, mainly reflecting the aforementioned impairment of intangible assets, litigation related charges and CtA relating to OpEx, partly offset by increased revenues.

Global Transaction Banking (GTB)

in € m. (unless stated otherwise)	4Q2012	3Q2012	4Q2011	FY2012	FY2011
Net revenues	1,066	1,001	929	4,006	3,608
Provision for credit losses	53	35	64	168	158
Noninterest expenses	1,272	645	604	3,169	2,411

Income (loss) before income taxes	(259)	322	260	669	1,039

Cost/income ratio	119%	64%	65%	79%	67%
Pre-tax return on average active equity	(35)%	42%	34%	22%	34%

Fourth quarter 2012

In 4Q2012, GTB initiated measures related to the turnaround of the acquired commercial banking activities in the Netherlands. These measures as well as a litigation related charge led to a net charge of EUR 534 million in 4Q2012 and hence limit the comparability of the financial performance to prior quarters. The measures related to the turnaround include the settlement of the credit protection received from the seller, an impairment of an intangible asset as well as restructuring charges.

Net revenues in 4Q2012 increased by EUR 137 million, or 15%, compared to 4Q2011. Revenues in the current quarter included a positive effect related to the

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aforementioned settlement. Outside the Netherlands, GTB’s revenue performance was resilient, benefitting from strong volumes while interest rate levels continued to be low.

Provision for credit losses decreased by EUR 11 million, or 18%, compared to 4Q2011, mainly reflecting lower provisions in the Trade Finance business.

Compared to 3Q2012 provision for credit losses increased by EUR 18 million, or 53%, driven by the commercial banking activities acquired in the Netherlands as well as higher provisions in the Trade Finance business.

Noninterest expenses increased by EUR 668 million, or 111%, in 4Q2012 compared to 4Q2011 driven by charges related to the aforementioned turnaround, including the settlement, as well as a litigation related charge.

Compared to 3Q2012 noninterest expenses increased by EUR 628 million also driven by the aforementioned charges, which were partly offset by lower compensation-related expenses.

Loss before income taxes of EUR 259 million in 4Q2012 was resulting from the turnaround measures as well as a litigation related charge. Excluding the net charge mentioned above, income before income taxes for the reporting period was above 3Q2012.

Asset and Wealth Management (AWM)

in € m. (unless stated otherwise)	4Q2012	3Q2012	4Q2011	FY2012	FY2011
Net revenues	1,100	1,232	1,172	4,466	4,277
Provision for credit losses	3	7	7	18	22
Noninterest expenses	1,357	1,108	954	4,288	3,313
Noncontrolling interest	1	0	1	0	0

Income (loss) before income taxes	(260)	116	211	160	942

Cost/income ratio	123%	90%	81%	96%	77%
Pre-tax return on average active equity	(18)%	8%	15%	3%	17%

Fourth quarter 2012

Net revenues decreased by EUR 72 million, or 6%, compared to 4Q2011. The decrease was mainly driven by EUR 65 million effects from mark-to-market movements on investments held to back insurance policyholder claims in Abbey Life, which are offset in noninterest expenses, EUR 52 million in RREEF driven by performance related one-off effects in 2011 as well as lower revenues of EUR 34 million in Alternative Fund Solutions due to reduced demand for hedge fund products. Partly offsetting were higher revenues from advisory/brokerage of EUR 58 million mainly due to WM Asia/Pacific and WM Americas.

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Noninterest expenses increased by EUR 403 million, or 42%, compared to 4Q2011, mainly driven by Scudder related impairments of EUR 202 million, IT-related impairments of EUR 90 million as well as litigation related charges, partly offset by the aforementioned effects related to Abbey Life.

Compared to 3Q2012, noninterest expenses increased by EUR 249 million, or 23%, mainly driven by the aforementioned effects, partly offset by lower reorganization related spend and lower compensation costs reflecting the implementation of OpEx.

The loss before income taxes of EUR 260 million in 4Q2012 was primarily driven by the impairments mentioned above.

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Private & Business Clients (PBC)

in € m. (unless stated otherwise)	4Q2012	3Q2012	4Q2011	FY2012	FY2011
Net revenues	2,403	2,436	2,578	9,541	10,393
Provision for credit losses	216	189	283	781	1,185
Noninterest expenses	1,899	1,835	1,930	7,221	7,128
Noncontrolling interest	0	0	40	16	178

Income (loss) before income taxes	287	412	325	1,524	1,902

Cost/income ratio	79%	75%	75%	76%	69%
Pre-tax return on average active equity	10%	14%	11%	13%	16%

Fourth quarter 2012

Net revenues were down EUR 175 million, or 7%, compared to 4Q2011 primarily attributable to Consumer Banking Germany with a decrease of EUR 209 million, or 18%, driven by lower contribution from purchase price allocation effects and a lower impact from releases from loan loss allowance recorded prior to consolidation. The decline in revenues also reflected a low interest environment. Advisory Banking revenues from Deposits and Payment Services were down EUR 23 million, or 4%, compared to 4Q2011, mainly driven by lower margins. Credit Product revenues increased due to higher margins in Advisory Banking International by EUR 10 million, or 2%. Advisory/brokerage revenues were up by EUR 33 million, or 17%, primarily in brokerage in Advisory Banking Germany.

Provision for credit losses decreased by EUR 67 million, or 24%, compared to 4Q2011 mainly related to Postbank. This excludes releases from Postbank related loan loss allowance recorded prior to consolidation of EUR 16 million. The impact of such releases is reported as net interest income.

Compared to 3Q2012 provision for credit losses were higher by EUR 27 million, or 15%, driven by Postbank.

Noninterest expenses decreased slightly by EUR 31 million, or 2%, compared to 4Q2011.

Compared to 3Q2012 noninterest expenses were up by EUR 64 million, or 3%, driven by higher costs-to-achieve related to Postbank integration and to OpEx.

Income before income taxes decreased by EUR 38 million, or 12%, compared to 4Q2011. Advisory Banking Germany decreased by EUR 85 million, mainly driven by higher costs related to Postbank integration, and Consumer Banking Germany decreased by EUR 45 million, driven by lower revenues. Advisory Banking International improved by EUR 92 million, driven by a higher equity pick-up related to our stake in Hua Xia Bank and higher credit product margins in Europe.

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Non-Core Operations Unit (NCOU)

in € m. (unless stated otherwise)	4Q2012	3Q2012	4Q2011	FY2012	FY2011
Net revenues	(3)	400	(412)	1,058	879
Provision for credit losses	105	300	136	634	385
Noninterest expenses	973	602	1,029	2,749	2,554
Noncontrolling interest	11	(2)	(4)	33	14

Income (loss) before income taxes	(1,092)	(500)	(1,574)	(2,358)	(2,074)

Fourth quarter 2012

The performance of NCOU in each period is mainly driven by the timing and nature of specific items. In 4Q2012 such specific items included negative effects related to refinements to the CVA model, losses from sales of capital intensive securitization positions and various impairments. Partially offsetting was a gain from the sale of our EADS stake. 4Q2011 included a one-off impairment charge of EUR 407 million related to Actavis.

Provision for credit losses in the 4Q2012 decreased by EUR 31 million, or 23%, versus 4Q2011 and by EUR 196 million, or 65% versus 3Q2012. This decrease is mainly due to lower provisions in relation to IAS 39 reclassified assets.

Noninterest expenses were down by EUR 56 million, or 5%, compared to 4Q2011. Although 4Q2012 included EUR 400 million impairment of intangible assets, 4Q2011 was impacted by a EUR 135 million property related impairment charge, EUR 97 million related to BHF Bank and additional settlement costs.

Consolidation & Adjustments (C&A)

in € m. (unless stated otherwise)	4Q2012	3Q2012	4Q2011	FY2012	FY2011
Net revenues	(128)	(413)	236	(978)	(38)
Provision for credit losses	(1)	1	(0)	0	(1)
Noninterest expenses	583	(74)	157	617	253
Noncontrolling interest	(14)	(7)	(37)	(66)	(213)

Income (loss) before income taxes	(697)	(332)	117	(1,529)	(77)

Fourth quarter 2012

Loss before income taxes of EUR 697 million in 4Q2012 mainly included litigation related charges. It also reflects charges of EUR 133 million for UK and German bank levies. In addition, timing differences from different accounting methods used for management reporting and IFRS amounted to approximately negative EUR 60 million, mainly related to interest rate changes affecting economically hedged positions and to the reversal of prior period interest rate effects.

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These figures are preliminary and unaudited. The Annual Report 2012 and Form 20-F will be published on 21 March 2013. For further details regarding the preliminary results, please refer to the 4Q2012 Financial Data Supplement which is available under https://db.com/ir/financial-supplements

For further information, please contact:

Press and Media Relations	Investor Relations

Armin Niedermeier +49 69 910-33402	+49 69 910 35395 (Frankfurt)
Christian Streckert +49 69 910-38079	+1 212 250 1540 (New York)
db.presse@db.com	db.ir@db.com

The preliminary 4Q / FY2012 results will be discussed in an Analyst Call today:

Date:	Thursday, 31 January 2013

Time:	08.00 CET

Speakers:	Anshu Jain, Co-Chairman of the Management Board Stefan Krause, Chief Financial Officer Joachim Müller, Head of Investor Relations

The conference call will be transmitted through the following channels:

Phone:	Germany: U.K.: U.S.:	+49 69 566 036 000 +44 203 059 8128 +1 631 302 6546

Please dial in 10 minutes prior to the start of the call.

Webcast: (listen only)	https://www.db.com/ir/video-audio - live and replay -

Slides:	https://www.db.com/ir/presentations

This release contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

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By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 20 March 2012 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

This release also contains non-IFRS financial measures. For a reconciliation to directly comparable figures reported under IFRS, refer to the 4Q2012 Financial Data Supplement, which is available at www.deutsche-bank.com/ir.

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